AXION POWER INTERNATIONAL, INC.
3601 Clover Lane
New Castle, PA 16105

May 23, 2011

VIA EDGAR

Amanda Ravitz
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Axion Power International, Inc.

Dear Ms. Ravitz:

We are in receipt of your letter to us, dated May 12, 2011, regarding the Axion Power International, inc. Preliminary Proxy Statement on Schedule 14A, filed April 21, 2011, File No. 000-22573.  We thank you for taking the time to review the filings and provide your comments, in our efforts to fully comply with SEC regulations and also to improve the quality of our disclosure documents.

In order to fully respond to your letter and for ease of reference, hereinbelow is your comment (bolded), and our response.

Proposal Three..., page 13

1.  We note the reasons you are presenting this proposal are identical to the reasons you provided last year when you sought and obtained shareholder approval to increase the number of authorized shares from 100 million to 125 million.  However, it appears the number of shares outstanding or underlying other outstanding securities has not materially increased.  Therefore, please revise to clarify why the increase you obtained last year and the number of shares you currently have available to issue are insufficient such that you now require an additional 75 million authorized shares.

The Company is seeking shareholder approval to increase authorized shares by an additional 75 million shares from 125 million to 200 million.  Last year, we were at the cusp of reaching our then authorized shares of 100 million and thus needed to increase authorized shares to 125 million to cover anticipated equity issuances and to have general flexibility in capitalization as described in the disclosure.  At that time, there had been a recent close of funding which was anticipated to carry the Company to 2012.  Thus, the incremental increase in authorized shares sought was relatively small as the cash needs were covered for two years so no further equity raises were then contemplated.

Amanda Ravitz
May 23, 2011

While current funding is still estimated to carry the Company into 2012, the Company is now well into the second quarter of 2011 and it would not be unreasonable to see the need for additional funding late in 2011 or early in 2012 in order to be able to fund operations and expansion as we  move rapidly toward commercialization.  While no specific numbers have been discussed, it is clear that any substantial raise would take the Company quickly over the 125 million shares currently authorized.  With the current stock price at $.79, and allowing for a reasonable discount to market (20%), a $20,000,000 raise at a per share sales price of $0.63 would require 31,746,000 shares and a $30,000,000 raise would require 47,619,000 shares.  Given the Company’s issued and outstanding shares of 102,901,000 on a fully diluted basis, we would then be at  134,647,000  shares with a $20 million raise or 150,520,000  shares with a $30 million raise, both in excess of the 125 million shares now authorized.

So, an increase of 75 million shares would be appropriate to allow for the anticipated raise, and to allow us enough flexibility to manage our operations and equity needs for the foreseeable future without the need for us to seek further shareholder approvals of incremental increases in our total share authorization, as we have done over the past few years.

We propose to include the above three paragraphs verbatim below the current disclosure in Proposal Three in our Definitive Proxy Statement on Schedule 14A to provide further clarification and detail as to why we believe the proposed increase in authorized shares is appropriate.

I, on behalf of the Company, acknowledge that:

(i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Again, thank you very much for providing your comments, and we hope that our response is sufficient to address your comment in a complete fashion.  And, please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (2150375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

Amanda Ravitz
May 23, 2011

/s/ Charles R. Trego

Charles R. Trego
Chief Financial Officer

cc:  Jolie Kahn, Esq.